OSLER,
HOSKIN &
HARCOURT

Osler, Hoskin & Harcourt LLP
Barristers & Solicitors
1000 de La Gauchetière Street West, Suite 2100, Montréal, Québec, Canada H3B 4W5
T 514·904·8100 F 514·904·8101 osler.com
MONTRÉAL TORONTO OTTAWA CALGARY NEW YORK

File No. 82-3764

04010323

François Paradis
Direct Dial: (514) 904-5366
fparadis@osler.com
Our Matter Number: 1034079

PROCESSED
MAR 05 2004
THOMSON FINANCIAL

SUPPL

04 MAR -5 AM 7:21

March 3, 2004

Division of Corporation Finance
SECURITIES AND EXCHANGE COMMISSION
Judiciary Plaza
450 Fifth Street, N.W.
Washington D.C. 20549

Attention: Office of International Corporate Finance

Ladies and Gentlemen:

Re: National Bank of Canada (the "Bank")
Exemption pursuant to Rule 12g3-2(b)
<u>under the Securities Exchange Act of 1934 (the "Exchange Act")</u>

On behalf of the Bank, we hereby submit pursuant to Rule 12g3-2(b)(1)(iii) copies of documents that the Bank has made public or has distributed to its security holders since February 12, 2004. For your convenience, a list of these documents is provided in the attached schedule.

In accordance with Rule 12g3-2(b)(4), all information and documents included herewith are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Exchange Act.

Please acknowledge receipt of this letter by stamping the enclosed receipt copy and returning it in the enclosed pre-paid envelope to our messenger who has been instructed to wait.

If you have any questions or comments regarding this letter, feel free to contact the undersigned at the coordinates noted in the heading.

Yours very truly,

François Paradis

dlw 3/5

FP
cc: Ms. Mary Cascio *(without attachments)*
Ms. Vanessa Fontana *(with attachments)*

OSLER,
HOSKIN &
HARCOURT

File No. 82-3764

SCHEDULE
(03/03/04)

NATIONAL BANK OF CANADA

INDEX OF DOCUMENTS FURNISHED PURSUANT TO RULE 12g3-2(b)(1)(iii)

Note: The documents enclosed herewith are presented in reverse chronological order according to the categories of disclosure requirements set forth in Schedule A attached to our letter dated September 26, 2003 requesting an exemption from the registration and reporting requirements of the Exchange Act pursuant to Rule 12g3-2(b) under the Exchange Act.

	Document type	Date of filing	
		SEDAR	Schedule "A" reference number
2.	**INTERIM INFORMATION**		
1.	Interim Financial Statements for the quarter ended January 31, 2004	February 26, 2004	2.1
4.	**INFORMATION RELATING TO CHANGES IN SHARE CAPITAL AND MATERIAL TRANSACTIONS**		
2.	Base Shelf Prospectus	February 13, 2004	4.4
3.	MRRS decision document dated February 13, 2004	February 13, 2004	4.4
4.	Prospectus Supplement	February 20, 2004	4.4

File No. 82-3764

NATIONAL BANK OF CANADA

Report to Shareholders

First Quarter 2004

Record net income for the first quarter of 2004

- *Net income up 12% to $186 million*
- *Earnings per share up 17% to $1.03*
- *Return on common shareholders' equity of 19.0%.*

04 MAR -5 AM 7:21

MONTREAL, February 26, 2004 – National Bank of Canada earned record net income of $186 million in the quarter ended January 31, 2004 compared to $166 million in the correspon-ding quarter of 2003. Earnings per share amounted to $1.03 in the first quarter versus $0.88 in the same period of 2003, for a 17% increase. Return on common shareholders' equity was 19.0% for the quarter, in comparison to 17.6% for the quarter ended January 31, 2003.

In accordance with a new accounting standard that came into effect on November 1, 2003, National Bank has discontinued amortizing fees for mortgage loan prepayments. The unamortized balance of $25 million as at October 31, 2003 ($16 million net of income taxes) was recorded to income, adding $0.09 to the quarter's earnings per share.

Moreover, in the first quarter of 2004, the Bank recorded a $31 million impairment charge ($20 million net of income taxes) on corporate investments, which reduced earnings per share by $0.11.

Net income was up sharply for each of the Bank's three operating segments in the first quarter of 2004.

	For the quarter ended January 31		
	2004	**2003**	**%**
Net income			
Personal and Commercial	104	94	+11
Wealth Management	24	19	+26
Financial Markets	72	64	+13
Other	(14)	(11)	
Total	186	166	+12
Earnings per share	$1.03	$0.88	+17
Return on common shareholders' equity	19.0%	17.6%	

"We achieved these results by strengthening a number of performance drivers in recent years," stated Réal Raymond, President and Chief Executive Officer. "Our strategy was deployed using a disciplined, conscientious and professional approach and this growth is proof that all the Bank's components are doing well."

The Personal and Commercial Banking segment declared net income of $104 million for the first quarter of 2004, for an increase of $10 million or 11% compared to the same period in 2003. This growth was attained despite the Bank's ongoing investments under partnership programs. The improvement in segmented net income was mainly due to lower credit losses.

Increase transactions by individual investors on financial markets lifted net income at Wealth Management. For the first quarter of 2004, this segment recorded net income of $24 million, up 26% over the corresponding period of 2003. According to Mr. Raymond, "the winning formula is to serve the investor community efficiently and professionally while offering appropriate, results-oriented investment solutions."

Net income for the Financial Markets segment climbed 13% to $72 million in the first quarter of 2004 compared to $64 million for the same quarter of last year. Trading activities and corporate lending income helped fuel growth. "Our success in attracting highly talented people and building a diversified portfolio of activities enabled us to capitalize on market opportunities as they arose," said Mr. Raymond.

As at January 31, 2004, specific and general allowances for credit risk exceeded gross impaired loans by $171 million versus $154 million as at October 31, 2003. The reduction in impaired loans was concentrated mainly in the corporate lending sector.

Tier 1 and total capital ratios were 10.1% and 13.8%, respectively, as at January 31, 2004, in comparison to 9.6% and 13.4% as at October 31, 2003.

The Bank repurchased 1.6 million common shares for cancellation as at January 31, 2004 under the normal course issuer bid for the repurchase of up to 8.7 million common shares.

"We intend to stay the course during the coming quarters by focusing on the orientations that have delivered convincing results. National Bank is well on the way to achieve all the strategic objectives it had set for fiscal 2004."

	Objectives	Results 1st Quarter 2004
Growth in earnings per share	5% - 10%	17%
Return on common shareholders' equity	15% - 17%	19.0%
Tier 1 capital ratio	8.75% - 9.50%	10.1%
Dividend payout ratio	35% - 45%	33%

For more information:

Michel Labonté
Senior Vice-President
Finance, Technology and Corporate Affairs
(514) 394-8610

Denis Dubé
Director
Public Relations
(514) 394-8644

Caution regarding forward-looking statements

From time to time, National Bank of Canada makes written and oral forward-looking statements, included in this quarterly report, in other filings with Canadian regulators or the U.S. Securities and Exchange Commission, in reports to shareholders, in press releases and in other communications. All such statements are made pursuant to the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995. *These forward-looking statements include, among others, statements with respect to the economy, market changes, the achievement of strategic objectives, certain risks as well as statements with respect to our beliefs, plans, expectations, anticipations, estimates and intentions. These forward-looking statements are typically identified by the words "may," "could," "should," "would," "suspect," "outlook," "believe," "anticipate," "estimate," "expect," "intend," "plan," and words and expressions of similar import.*

By their very nature, such forward-looking statements require us to make assumptions and involve inherent risks and uncertainties, both general and specific. There is significant risk that express or implied projections contained in such statements will not materialize or will not be accurate. A number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements. Such differences may be caused by factors, many of which are beyond the Bank's control, which include, but are not limited to, changes in Canadian and/or global economic and financial conditions (particularly fluctuations in interest rates, currencies and other financial instruments), liquidity, market trends, regulatory developments and competition in geographic areas where the Bank operates, technological changes, consolidation in the Canadian financial services sector, the possible impact on our businesses of international conflicts and other developments including those relating to the war on terrorism and the Bank's anticipation of and success in managing the risks implied by the foregoing.

The Bank cautions that the foregoing list of important factors is not exhaustive. Investors and others who base themselves on the Bank's forward-looking statements should carefully consider the above factors as well as the uncertainties they represent and the risk they entail. The Bank therefore cautions readers not to place undue reliance on these forward-looking statements. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on behalf of the Bank.

Management's Discussion and Analysis of Financial Condition and Operating Results

The following text presents management's analysis of the Bank's financial condition and operating results as presented in the unaudited consolidated financial statements for the first quarter of 2004.

Analysis of Results

Operating Results

National Bank posted a record net income of $186 million for the first quarter ended January 31, 2004 compared to $166 million for the corresponding period in 2003. Earnings per share were $1.03 for the quarter, up 17% from $0.88 for the same quarter a year earlier. Return on common shareholders' equity stood at 19.0% for the quarter versus 17.6% for the quarter ended January 31, 2003.

On November 1, 2003, the Bank began applying the new accounting standard that establishes standards for financial reporting in accordance with generally accepted accounting principles. The introduction of this standard eliminates certain practices that could have been used within a particular industry. The only major impact on the Bank's results was that mortgage loan prepayment fees are no longer amortized. The unamortized balance of $25 million as at October 31, 2003 ($16 million net of income taxes) was recorded under "Lending fees" in the Consolidated Statement of Income. This adjustment added $0.09 to earnings per share for the quarter.

Results by Segment

Effective fiscal 2004, the Bank decided to measure the results of its operating segments in terms of actual losses rather than expected losses. Prior year figures have been restated to comply with the current year presentation.

Personal and Commercial

Quarterly net income for the Personal and Commercial segment amounted to $104 million, up 11% from the $94 million recorded for the same period in 2003. This improvement was primarily attributable to the 29% decrease in the provision for credit losses. In fact, credit losses for the period totalled $29 million compared to $41 million for the first quarter of 2003.

At $323 million, net interest income rose $11 million, or 3.5%, as the spread inched up from 3.23% in the first quarter of 2003 to 3.25% this quarter. Other income grew by $4 million to $160 million, primarily because of the higher volume of payments and foreign exchange revenue.

Operating expenses for the quarter were $292 million as against $279 million for the same period a year earlier. Approximately 30% of the increase was attributable to costs related to developing partnership programs, particularly IT development expenses. Excluding these costs, operating expenses would have been about 3% higher.

Wealth Management

During the first quarter of 2004, individuals continued to participate on financial markets, which boosted net income of Wealth Management segment to $24 million for the quarter from $19 million for a 26% year-over-year increase.

Total revenues grew close to 15%, from $162 million in the first quarter of 2003 to $186 million this quarter. The increase stemmed primarily from brokerage activities, but also from mutual fund revenues.

Operating expenses in the first quarter of 2004 reached $148 million, up from $131 million for the same period in 2003. Seventy per cent of the increase was attributable to variable compensation.

Financial Markets

The Financial Markets segment posted $72 million in net income for the first quarter of 2004, up 13% from $64 million for the corresponding quarter in 2003.

Revenues, totalling $268 million for the quarter, increased by $31 million, or 13%, mainly because trading revenues were $21 million higher and financial market fees were up $10 million.

Trading Revenues (millions of dollars)	**Q1 2004**	**Q1 2003**
Financial Markets		
Interest rate	46	22
Equities	25	31
Commodity and currency	13	10
	84	**63**
Other segments	2	3
Total	**86**	**66**
Net interest income	(70)	16
Other income	160	39
Taxable equivalent	(4)	11
Total	**86**	**66**

At $132 million, operating expenses rose 3% from $128 million for the same quarter in 2003.

The provision for credit losses amounted to $24 million for the quarter compared to $10 million for the same period last year because of specific provision for credit losses recorded in the steel industry.

Management's Discussion and Analysis of Financial Condition and Operating Results (cont.)

Other

The net loss for the "Other" heading totalled $14 million for the first quarter of 2004 compared to a net loss of $11 million for the same period in 2003.

Other income included an amount of $25 million now that fees charged on mortgage prepayments are no longer being amortized. The Bank also recorded a $31 million write-down in the value of investments.

Consolidated Results

Revenues

Total revenues in the first quarter of 2004 stood at $913 million compared to $835 million in the same quarter of 2003, for a $78 million or 9% increase. Trading revenues, as shown in the table on page 3, were up $20 million and accounted for one quarter of revenue growth. The higher volume of individual trading on financial markets together with the corporate banking transactions contributed to the 21% growth in financial market fees, which amounted to $164 million for the quarter. At $76 million for the quarter, lending fees rose $26 million primarily because the unamortized balance of mortgage prepayment fees was recorded to income further to the application of a new accounting standard. Lastly, $7 million of losses on investment account securities included the $31 million impairment charge recorded on investments, which was largely offset by gains in the investment account at Treasury.

Operating Expenses

Operating expenses for the quarter were $579 million compared to $548 million in the same quarter of 2003. Of the $31 million increase, more than 40% stemmed from higher variable compensation as a result of the growing volume of retail brokerage activities. Excluding the increase in variable compensation, operating expenses were up 3% from the corresponding quarter of 2003. Overall, the efficiency ratio dipped from 63.7% for the first quarter of 2003 to 62.7% this quarter.

Risk Management

Credit Risk

The provision for credit losses for the quarter was $44 million as against $41 million for the corresponding quarter of 2003. Credit losses of Personal and Commercial segment were down $12 million or 29% to $29 million. However, at Financial Markets, the provision for credit losses rose from $14 million to $24 million in the first quarter of 2004.

As at January 31, 2004, allowances for credit losses exceeded impaired loans by $171 million, compared to $154 million as at October 31, 2003 and $175 million at the end of the corresponding quarter of 2003. Corporate banking was chiefly responsible for the reduction in impaired loans since the beginning of fiscal 2004.

The ratio of gross private impaired loans to total tangible capital and allowances was excellent at 12.9% as at January 31, 2004 versus 13.0% as at October 31, 2003 and 12.7% as at January 31, 2003.

Market Risk – Trading Activities

The VaR (Value-at-Risk) method is one of the main tools used in managing trading-related market risk. The VaR measure is based on a 99% confidence level and uses two years of historical data for its computation. Market risk management is described in more detail on page 59 of the 2003 Annual Report.

The table below entitled "Trading Activities" illustrates the allocation of market risk by type of risk: interest rate, foreign exchange, commodity and equity price.

Trading Activities [1]
(millions of dollars)

Global VaR by risk category	For the quarter ended January 31, 2004				For the quarter ended October 31, 2003			
	Period end	High	Average	Low	Period end	High	Average	Low
Interest rate	(4)	(7)	(5)	(3)	(4)	(5)	(4)	(3)
Foreign exchange	(1)	(2)	(1)	-	(1)	(2)	(1)	-
Equities	(2)	(4)	(2)	(1)	(2)	(3)	(2)	(1)
Commodities	-	-	-	-	-	-	-	-
Correlation effect [2]	3	7	3	-	3	4	4	1
Global VaR	**(4)**	**(6)**	**(5)**	**(4)**	**(4)**	**(6)**	**(3)**	**(3)**

(1) Amounts are presented on a pre-tax basis and represent one-day VaR.
(2) The correlation effect is the result of the diversification of types of risk.

Management's Discussion and Analysis of Financial Condition and Operating Results (cont.)

Balance Sheet

The Bank's total assets stood at $80.8 billion as at January 31, 2004 compared to $82.4 billion at the end of fiscal 2003. The decline was attributable to cash and securities, which went from $33.1 billion as at October 31, 2003 to $31.5 billion at the end of the first quarter of 2004. The table below presents the main loan and deposit headings.

Average monthly volumes (millions of dollars)	January 2004	October 2003
Loans and acceptances*		
Residential mortgages	18,308	18,105
Consumer loans	5,355	5,193
Credit card receivables	1,597	1,525
Business loans	17,860	18,143
	43,120	**42,966**
Deposits		
Personal (balance)	23,853	23,512
Off-balance sheet personal savings (balance)	55,109	51,525
Business	10,359	10,533

* including securitized assets

As at January 31, 2004, residential mortgages totalled $18.3 billion, up approximately $200 million from October 31, 2003. Excluding indirect loans, consumer loans have risen by 4% since the beginning of the fiscal year to $4.9 billion. Credit card receivables increased by 5% in the first quarter to $1.6 billion as at January 31, 2004. Business loans and acceptances stood at $17.9 billion as against $18.1 billion at the end of fiscal 2003. The decline was primarily attributable to corporate loans.

Personal deposits increased by approximately $300 million since October 31, 2003 to $23.9 billion. Off-balance sheet savings administered by the Bank and its subsidiaries were up approximately $3.6 billion since the beginning of the new fiscal year to total $55.1 billion as at January 31, 2004. Brokerage activities accounted for more than 70% of the increase.

Capital

Tier 1 and total capital ratios, in accordance with the rules of the Bank for International Settlements, were 10.1% and 13.8%, respectively, as at January 31, 2004, compared to 9.6% and 13.4% as at October 31, 2003. The improvement in the ratios was mainly due to the decline in risk-weighted assets.

Dividends

At its meeting on February 26, 2004, the Board of Directors declared regular dividends on the various classes and series of preferred shares, as well as a dividend of 33 cents per common share, payable on May 1, 2004 to shareholders of record on March 25, 2004.

Highlights

(unaudited)	Quarter ended January 31 2004	2003	% Change
Operating results			
(millions of dollars)			
Total revenues	$913	$835	9
Net income	186	166	12
Return on common shareholders' equity	19.0 %	17.6 %	
Per common share			
Earnings per share – basic	$1.03	$0.88	17
Dividends paid	0.33	0.26	27
Book value	21.81	20.22	8
Stock trading range			
High	45.00	33.10	
Low	40.17	29.95	
Close	43.85	31.76	
Financial position	January 31	October 31	
(millions of dollars)	2004	2003	
Total assets	$80,812	$82,423	(2)
Loans and acceptances	45,554	45,761	-
Deposits	51,500	51,463	-
Subordinated debentures and shareholders' equity	5,633	5,613	-
Capital ratios - BIS			
Tier 1	10.1 %	9.6 %	
Total	13.8 %	13.4 %	
Impaired loans, net of specific and general allowances	(171)	(154)	
as a % of loans and acceptances	(0.4)%	(0.3)%	
Assets under administration/management	162,193	155,348	
Total personal savings	78,962	75,037	
Interest coverage	10.99	10.22	
Asset coverage	3.34	3.19	
Other information			
Number of employees	16,914	16,935	-
Number of branches in Canada	476	477	-
Number of banking machines	816	817	-

Consolidated Statement of Income

(unaudited) (millions of dollars except per share amounts)	Quarter ended January 31 2004	 October 31 2003	 January 31 2003
Interest income and dividends			
Loans	447	463	466
Securities	89	125	150
Deposits with financial institutions	33	31	37
	569	619	653
Interest expense			
Deposits	247	247	257
Subordinated debentures	25	26	27
Other	19	25	14
	291	298	298
Net interest income	278	321	355
Other income			
Financial market fees	164	150	136
Deposit and payment service charges	49	49	47
Trading revenues	160	136	39
Gains (losses) on investment account securities, net	(7)	-	12
Card service revenues	12	12	11
Lending fees	76	56	50
Acceptances, letters of credit and guarantee	16	12	19
Securitization revenues	51	55	54
Foreign exchange revenues	19	14	17
Trust services and mutual funds	57	53	54
Other	38	45	41
	635	582	480
Total revenues	913	903	835
Provision for credit losses	44	50	41
	869	853	794
Operating expenses			
Salaries and staff benefits	345	353	317
Occupancy	46	49	46
Computers and equipment	73	82	79
Communications	19	20	21
Professional fees	24	30	26
Other	72	89	59
	579	623	548
Income before income taxes and non-controlling interest	290	230	246
Income taxes	97	66	73
	193	164	173
Non-controlling interest	7	6	7
Net income	186	158	166
Dividends on preferred shares	6	6	5
Net income available to common shareholders	180	152	161
Number of common shares outstanding (thousands)			
Average - basic	174,669	174,585	182,728
Average - diluted	177,008	176,347	183,905
End of period	173,569	174,620	181,563
Earnings per common share			
Basic	1.03	0.87	0.88
Diluted	1.02	0.86	0.88
Dividends per common share	0.33	0.28	0.26

Consolidated Balance Sheet

(unaudited) (millions of dollars)	January 31 2004	October 31 2003	January 31 2003
ASSETS			
Cash resources			
Cash and deposits with Bank of Canada	193	313	302
Deposits with financial institutions	7,837	6,643	6,130
	8,030	6,956	6,432
Securities			
Investment account	5,770	6,998	7,469
Trading account	17,701	19,151	11,669
Loan substitutes	20	30	64
	23,491	26,179	19,202
Loans			
Residential mortgage	14,014	13,976	12,962
Personal and credit card	6,260	6,101	5,744
Business and government	18,352	19,025	19,374
Securities purchased under reverse repurchase agreements	4,411	3,955	3,426
Allowance for credit losses	(643)	(630)	(635)
	42,394	42,427	40,871
Other			
Customers' liability under acceptances	3,160	3,334	3,134
Assets held for disposal	-	-	281
Premises and equipment	264	263	246
Goodwill	662	660	660
Intangible assets	182	183	184
Other assets	2,629	2,421	2,135
	6,897	6,861	6,640
	80,812	82,423	73,145
LIABILITIES AND SHAREHOLDERS' EQUITY			
Deposits			
Personal	23,853	23,512	23,000
Business and government	21,637	22,700	21,399
Deposit-taking institutions	6,010	5,251	5,589
	51,500	51,463	49,988
Other			
Acceptances	3,160	3,334	3,134
Obligations related to securities sold short	8,644	8,457	6,085
Obligations related to securities sold under repurchase agreements	6,643	8,674	3,293
Other liabilities	4,832	4,484	4,435
	23,279	24,949	16,947
Subordinated debentures	1,473	1,516	1,581
Non-controlling interest	400	398	458
Shareholders' equity			
Preferred shares	375	375	500
Common shares	1,583	1,583	1,633
Contributed surplus	3	2	-
Unrealized foreign currency translation adjustment	1	6	17
Retained earnings	2,198	2,131	2,021
	4,160	4,097	4,171
	80,812	82,423	73,145

Consolidated Statement of Cash Flows

(unaudited)
(millions of dollars)

	Quarter ended January 31	
	2004	2003
Cash flows from operating activities		
Net income	186	166
Adjustments for:		
Provision for credit losses	44	41
Amortization of premises and equipment	12	11
Future income taxes	(3)	6
Translation adjustment on foreign currency subordinated debentures	2	(11)
Losses (gains) on sales of investment account securities, net	7	(12)
Gains on asset securitization	(17)	(19)
Stock option expense	1	-
Change in interest payable	22	(1)
Change in interest receivable	193	13
Change in income taxes payable	(119)	6
Change in unrealized losses (gains) and net amounts payable on derivative contracts	(246)	228
Change in trading account securities	1,450	1,510
Excess of contributions over expense for employee pension plans	(15)	(78)
Change in other items	326	307
	1,843	2,167
Cash flows from financing activities		
Change in deposits	37	(1,702)
Maturity of subordinated debentures	(45)	-
Issuance of common shares	14	7
Issuance of preferred shares	-	200
Repurchase of common shares for cancellation	(69)	(46)
Dividends paid on common shares	(58)	(91)
Dividends paid on preferred shares	(6)	(5)
Change in obligations related to securities sold short	187	543
Change in obligations related to securities sold under repurchase agreements	(2,031)	(1,123)
Change in other items	(5)	(4)
	(1,976)	(2,221)
Cash flows from investing activities		
Change in loans	(25)	996
Proceeds from securitization of assets	470	276
Purchases of investment account securities	(2,595)	(5,765)
Sales of investment account securities	3,826	5,177
Change in securities purchased under reverse repurchase agreements	(456)	(1,060)
Net acquisition of premises and equipment	(13)	(2)
	1,207	(378)
Increase (decrease) in cash and cash equivalents	1,074	(432)
Cash and cash equivalents at beginning	6,956	6,864
Cash and cash equivalents at end	8,030	6,432
Cash and cash equivalents		
Cash and deposits with Bank of Canada	193	302
Deposits with financial institutions	7,837	6,130
Total	8,030	6,432
Interest and dividends paid	333	396
Income taxes paid	217	70

Consolidated Statement of Changes in Shareholders' Equity

(unaudited) (millions of dollars)	Quarter ended January 31	
	2004	2003
Preferred shares at beginning	**375**	300
Issuance of preferred shares, Series 15	**–**	200
Preferred shares at end	**375**	500
Common shares at beginning	**1,583**	1,639
Issuance of common shares	**14**	7
Repurchase of common shares for cancellation (Note 6)	**(14)**	(13)
Common shares at end	**1,583**	1,633
Contributed surplus at beginning	**2**	–
Stock option expense	**1**	–
Contributed surplus at end	**3**	–
Unrealized foreign currency translation adjustment at beginning	**6**	17
Foreign exchange gains (losses) on activities where the functional currency is other than the Canadian dollar	**(7)**	9
Income taxes related to foreign exchange gains and losses	**2**	(9)
Unrealized foreign currency translation adjustment at end	**1**	17
Retained earnings at beginning	**2,131**	1,945
Net income	**186**	166
Dividends		
Preferred shares	**(6)**	(5)
Common shares	**(58)**	(48)
Premium paid on common shares repurchased for cancellation (Note 6)	**(55)**	(33)
Share issuance expenses, net of income taxes	**–**	(4)
Retained earnings at end	**2,198**	2,021
Shareholders' equity	**4,160**	4,171

Notes to the Consolidated Financial Statements
(unaudited) (millions of dollars)

These unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended October 31, 2003. Certain comparative figures have been reclassified to comply with the presentation adopted in fiscal 2004.

1. Significant Accounting Policies

These unaudited interim consolidated financial statements of the Bank have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) and the accounting policies described in the Bank's most recent Annual Report for the year ended October 31, 2003, except for the new standards described in Note 2.

2. Recent Standards Adopted

Generally Accepted Accounting Principles

On November 1, 2003, the Bank adopted the requirements of Section 1100 of the Canadian Institute of Chartered Accountants (CICA) Handbook, "Generally Accepted Accounting Principles". This Section establishes standards for financial reporting in accordance with generally accepted accounting principles (GAAP) and identifies other sources to be consulted in selecting accounting policies and disclosures when a matter is not dealt with explicitly in the primary sources of GAAP. The application of this standard eliminates certain practices that could have been used within a particular industry. The only material impact on the results of the Bank is that mortgage loan prepayment fees will no longer be amortized. Since November 1, 2003, these fees have been recognized in the Consolidated Statement of Income under "Lending fees" when earned. Prior to November 1, 2003, mortgage loan prepayment fees were recorded and amortized to interest income over the term of the loan. In accordance with the guidance in Section 1100, the unamortized balance of mortgage loan prepayment fees, which amounted to $25 million as at October 31, 2003 ($16 million net of income taxes), was recorded in the first quarter of 2004 in the Consolidated Statement of Income under "Lending fees". In addition, following the adoption of Section 1100, the current basis of presentation using the net balance of certain amounts receivable and payable on outstanding transactions, including cheques and other items in transit, could be replaced by a presentation based on gross balance.

Notes to the Consolidated Financial Statements (cont.)
(unaudited) (millions of dollars)

Hedging relationships
On November 1, 2003, the Bank adopted CICA Accounting Guideline No.13, "Hedging Relationships" (AcG-13). This Guideline identifies the circumstances in which hedge accounting is appropriate and discusses the identification, designation, documentation and effectiveness of hedging relationships and the discontinuance of hedge accounting, but does not cover hedge accounting techniques. Monetary or derivative financial instruments used in risk management qualifying for hedge accounting are recorded using the hedge accounting methodology described in Note 1 of the 2003 Annual Report.

When a hedging relationship ceases to be effective, hedge accounting will be discontinued prospectively and the financial instrument will be carried at fair value on the Consolidated Balance Sheet as of the date hedge accounting was discontinued. Any subsequent changes in fair value will be recognized in "Other income", in conformity with EIC-128, "Accounting for Trading Speculative or Non-Hedging Derivative Financial Instruments". Should the financial instrument once again qualify as a hedging relationship, then hedge accounting will take effect again on the new date of designation.

Financial instruments that do not qualify for hedge accounting under AcG-13 are carried at fair value on the Consolidated Balance Sheet as at November 1, 2003. The resulting $16 million transitional gain is deferred and recognized in income over the remaining term of the financial instruments.

Impairment of long-lived assets
Effective November 1, 2003, the Bank adopted the recommendations of CICA standard "Impairment of Long-Lived Assets", which establishes standards for the recognition, measurement and disclosure of the impairment of long-lived assets. This standard stipulates that an impairment loss should be recognized when the carrying value of a long-lived asset intended for use exceeds the sum of the undiscounted cash flows expected from its use and eventual disposition. The impairment loss is to be measured as the excess of the carrying value of the asset over its fair value. The adoption of this standard had no impact on the consolidated financial statements for the first quarter of 2004.

Equity-linked deposit contracts
On November 1, 2003, the Bank adopted CICA Accounting Guideline No. 17, "Equity-Linked Deposit Contracts" (AcG-17). Under this Guideline, the Bank may record at fair value certain deposit obligations for which the obligation varies according to the return on equities or an equity index and which entitle the investors, after a specified period of time, to receive the higher of a stated percentage of their principal investment and a variable amount based on the return on equities or an equity index. Any subsequent changes in fair value are recognized in the Consolidated Statement of Income as they arise. The adoption of this Guideline did not have a material impact on the consolidated financial statements for the first quarter of 2004.

3. Recent Accounting Standards Pending Adoption

Variable interest entities
In June 2003, the CICA issued Accounting Guideline No.15, "Consolidation of Variable Interest Entities". This Guideline is harmonized with the corresponding U.S. standard and includes guidance on determining the primary beneficiary of variable interest entities and the beneficiary that will therefore have to consolidate them.

The Guideline will apply to all periods beginning on or after November 1, 2004. The Bank is currently evaluating the impact of this new Accounting Guideline.

4. Loans and Impaired Loans

		Impaired loans			
	Gross amount	Gross	Specific allowances	Country risk allowance	Net
January 31, 2004					
Residential mortgage	14,014	6	3	-	3
Personal and credit card	6,260	31	17	-	14
Business and government	18,352	435	210	8	217
Securities purchased under reverse repurchase agreements	4,411	-	-	-	-
	43,037	472	230	8	234
General allowance [1]					(405)
Impaired loans, net of specific and general allowances					(171)
October 31, 2003					
Residential mortgage	13,976	7	3	-	4
Personal and credit card	6,101	33	17	-	16
Business and government	19,025	436	186	19	231
Securities purchased under reverse repurchase agreements	3,955	-	-	-	-
	43,057	476	206	19	251
General allowance [1]					(405)
Impaired loans, net of specific and general allowances					(154)

As at January 31, 2004, foreclosed assets held for sale amounted to $1 million net ($6 million as at October 31, 2003) and foreclosed assets held for use, $2 million ($4 million as at October 31, 2003).

(1) The general allowance for credit risk was created taking into account the Bank's credit in its entirety.

Notes to the Consolidated Financial Statements (cont.)

(unaudited) (millions of dollars)

5. Allowances for Credit Losses

	Specific allowances	Allocated general allowance	Unallocated general allowance	Country risk allowance	Quarter ended January 31 2004	2003
Allowances at beginning	206	300	105	19	630	662
Provision for credit losses	44	(17)	17	-	44	41
Write-offs	(33)	-	-	(11)	(44)	(80)
Recoveries	13	-	-	-	13	12
Allowances at end	230	283	122	8	643	635

6. Capital Stock

Issued and fully paid as at January 31, 2004

First preferred shares	
7,000,000 shares, Series 13	175
8,000,000 shares, Series 15	200
	375
173,568,701 common shares	1,583
	1,958
7,010,755 stock options outstanding	N/A

Repurchase of common shares

On December 8, 2003, the Bank started a normal course issuer bid for the repurchase of up to 8,700,000 common shares over a 12-month period ending no later than December 7, 2004. Repurchases were made on the open market at market prices through the facilities of the Toronto Stock Exchange. Premiums paid above the average book value of the common shares were charged to retained earnings. As at January 31, 2004, the Bank has completed the repurchase of 1,600,000 common shares at a cost of $69 million, which reduced common equity capital by $14 million and retained earnings by $55 million.

7. Securitization

CMHC-guaranteed mortgage loans

During the first quarter of 2004, the Bank securitized residential mortgage loans guaranteed by the CMHC totalling $470 million through the creation of mortgage-backed securities. The Bank sold all these securities. The Bank received cash proceeds totalling $468 million and retained the rights to future excess interest in the amount of $12 million. The Bank also recorded a servicing liability of $3 million. A pre-tax gain of $7 million, net of transaction fees of $2 million, was recognized in the Consolidated Statement of Income under "Securitization revenues".

8. Guarantees, commitments and contingent liabilities

As at January 31, 2004, there were no significant changes with respect to the guarantees issued by the Bank as defined in Accounting Guideline AcG-14 "Disclosure of Guarantees" and presented in Note 18 to the Consolidated Financial Statements for the year ended October 31, 2003, except for the addition of the following guarantee:

Backstop liquidity facilities – multiseller conduit

The Bank administers a multiseller conduit that buys various financial assets from clients and finances these purchases by issuing asset-backed commercial paper. The Bank provides backstop liquidity facilities for commercial paper to the multiseller conduit. These backstop liquidity facilities may only be drawn upon if, after a market disruption, the conduit was unable to access the commercial paper market. These guarantees have a duration of less than one year and are renewable periodically. The terms of the backstop liquidity facilities do not require the Bank to advance money to the conduit in the event of a bankruptcy or to fund non-performing or defaulted assets. None of the backstop liquidity facilities provided by the Bank have been drawn upon to date. As at January 31, 2004, the maximum potential future payments that the Bank may be required to make under these backstop liquidity facilities was $367 million. No amount has been accrued in the Consolidated Balance Sheet with respect to these liquidity facilities.

Notes to the Consolidated Financial Statements (cont.)
(unaudited) (millions of dollars)

9. Segment Disclosures

Quarter ended January 31

	Personal and Commercial		Wealth Management		Financial Markets		Other		Total	
	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003
Net interest income [1]	323	312	22	23	(6)	71	(61)	(51)	278	355
Other income [1]	160	156	164	139	274	166	37	19	635	480
Total revenues	483	468	186	162	268	237	(24)	(32)	913	835
Operating expenses	292	279	148	131	132	128	7	10	579	548
Contribution	191	189	38	31	136	109	(31)	(42)	334	287
Provision for credit losses [1]	29	41	-	-	24	10	(9)	(10)	44	41
Income before income taxes and non-controlling interest	162	148	38	31	112	99	(22)	(32)	290	246
Income taxes [1]	58	54	13	11	40	35	(14)	(27)	97	73
Non-controlling interest	-	-	1	1	-	-	6	6	7	7
Net income	104	94	24	19	72	64	(14)	(11)	186	166
Average assets	39,476	38,342	654	672	42,678	37,222	(5,478)	(5,916)	77,330	70,320

Personal and Commercial
This segment comprises the branch network, intermediary services, credit cards, insurance, commercial banking services and real estate.

Wealth Management
This segment comprises full-service retail brokerage, discount brokerage, mutual funds, trust services and portfolio management.

Financial Markets
This segment consists of corporate financing and lending, treasury operations, which include asset and liability management, and corporate brokerage.

Other
This heading comprises securitization operations, gains on the sale of operations, certain non-recurring items, discontinued operations and the unallocated portion of centralized service units.

(1) Taxable equivalent
The accounting policies are the same as those described in the Note on accounting policies (Note 1 in the 2003 Annual Report), with the exception of net interest income, other income and income taxes of the operating segments, which are presented on a taxable equivalent basis. Taxable equivalent basis is a calculation method that consists in grossing up the tax-exempt income by the amount of income tax that otherwise would have been payable. For all of the operating segments, net interest income was grossed up by $13 million ($13 million in 2003) and other income was decreased by $2 million (grossed up by $12 million in 2003). An equal amount was added to income taxes. The impact of these adjustments is reversed under the "Other" heading.

Economic Commentary

Global recovery confirmed

The stage is set, with global economic growth projected to be 4.5% in 2004. The U.S. economy should expand at the same rate, while in Canada, the strengthening of the dollar means that our growth will be a relatively modest 3.0%.

Growth prospects have improved throughout the developed world, but the anticipated pace of expansion will vary greatly from one region to another.

In the second half of 2002, geopolitical uncertainty undermined U.S. business confidence, causing many companies to put off investment and hiring decisions and raid their inventories rather than boost production. Fortunately, their financial situation has not deteriorated. Productivity gains have buoyed their strong profit margins and low interest rates enabled them to contain their debt load, while the government sweetened the tax incentives introduced after 9/11.

Around mid-2003, confidence returned. Over the last three quarters of the year 2003, business investments were one of the primary drivers of economic growth. In the last quarter, companies also began to replenish their inventories. Labour market indicators generally suggest that we will see a long-awaited recovery.

The American engine is no longer alone. China is now an important hub of economic growth. Not only is it benefiting from the relocation of production to countries with low workforce costs, but it is also urbanizing at breakneck speed. As a result, its demand for raw materials and industrial goods that are lacking domestically is having a major impact on global markets, opening doors around the world, especially in Latin America.

For 2004, the anticipated upturn in the global economy will not benefit Canada as much as in the past. The skyrocketing of the Canadian dollar against the greenback has clearly taken its toll. In late 2003, producer prices in Canada had dropped by 3.4% from a year ago, which is extremely rare. This was caused by the decline in prices charged in U.S. dollars, once converted to Canadian currency. Had the Canadian dollar not climbed so dramatically, industrial prices would in fact have risen by 1.6%. Given the use of hedging techniques to protect against exchange rate fluctuations, part of the price drop will have a latent effect on revenues; the full impact on financial results has not yet been felt.

Like producer prices, export volumes also fell. Until some improvements occured at the end of the year, Canadian exports of goods, other than energy, were down over the previous year. By the end of the year, 82,000 manufacturing jobs had been lost since the peak in November 2002. To offset this weakness in the foreign trade sector, the Bank of Canada trimmed its trendsetting rate at the beginning of 2004.

Although the problems in the manufacturing sector have had repercussions on employment, the ripple effect on the rest of the economy has nonetheless been limited. Household confidence, as evidenced by the labour force participation rate, has not waned. Moreover, the high-flying loonie will at least encourage business to invest in order to ramp up productivity. The timing is right, since the currency lift means shrinking prices of imported equipment, and most businesses have the necessary funds available to start an investment program.

Because of an expected increase in capital spending, we predict a 3.8% rise in domestic demand, the same rate as in 2003. However, economic growth should come in around 3.0%. In fact, the trade surplus will narrow, though to a much lesser degree than in 2003, when economic growth was apparently only 1.6%.

Quebec and Ontario, Canada's manufacturing powerhouses, will have to settle for economic growth rates shy of the Canadian average, about 2.6% and 2.7% respectively.

For a more detailed analysis and up-to-date information on the state of the global and local economy, we invite you to consult the following National Bank economic publications:

Economic and Financial Outlook: A complete survey of the economic outlook in North America and abroad, the provincial economies, and financial markets and sectors. Published twice a year.

Monthly Economic Monitor: An overview of recent economic developments in Canada, the United States and around the world, with an update of our economic forecast.

Economic Weekly: A weekly analysis of current economic issues along with the latest figures for selected indicators of foreign, North American and provincial economies, and commodity prices.

These publications are available on the Bank's website at www.nbc.ca in the menu on the right-hand side of the screen under Economic Analysis.

Bank News

Réal Raymond spoke at the Canadian Financial Services Conference hosted by RBC Capital Markets: In his speech on January 21 to North American and European institutional investors, Réal Raymond demonstrated just how different the National Bank is from other financial institutions. To illustrate his point, Mr. Raymond first presented the National Bank's business model: a super-regional bank that is determined to remain Quebec's leading bank. He went on to explain the Bank's main characteristics–its performance, its diversification, its discipline and its competitive edge.

Three National Bank senior managers among the 100 most powerful women in Canada: In its 2003 contest, the Toronto-based Women's Executive Network named Patricia Curadeau-Grou and Gisèle Desrochers, both Members of the Executive Committee of the National Bank, and E.A. (Dee) Parkinson-Marcoux, a Member of the Bank's Board of Directors, among Canada's "Top 100 Most Powerful Women".

Réal Raymond, *Personnalité financière de l'année 2003*: Quebec business magazine *Finance et Investissement*, which draws up a list of the 25 most influential people in Quebec financial circles, has named Réal Raymond, President and Chief Executive Officer, *Personnalité financière de l'année 2003*. This prestigious list also includes Jean Turmel, President - Financial Markets, Treasury and Investment Bank, and Patricia Curadeau-Grou, Senior Vice-President - Risk Management.

NBDB is tops in customer service: National Bank Discount Brokerage (NBDB) has once taken top honours for the quality of its customer service according to a Dalbar survey of Canadian discount brokerage firms. Between November 30, 2003 and January 30, 2004, Dalbar surveyed the seven main brokerage houses in Canada to evaluate their representatives in terms of professional attitude, speed of response to customers, pro-activity in providing information, overall knowledge, and ability to provide quality information. The other areas in which NBDB distinguished itself were telephone access and e-mails.

New portfolio-linked note: National Bank has introduced the Mutual Fund Portfolio-Linked Note. Investors can now enjoy sound diversification when they buy a note whose return is based on seven mutual funds made up of Canadian equities, international equities and fixed-income securities. The Note is sold in multiples of $100 and the minimum initial investment is $500.

2003 Social Responsibility Report: The Bank's Social Responsibility Report will be available at the beginning of March 2004 in all its branches, on its website at www.nbc.ca or by calling TelNat at 1-888-4-TELNAT or (514) 394-5555. This document covers the various aspects of the Bank's social commitment and provides specific information on its corporate donations, its philanthropic activities and the volunteer activities of its employees, its support to SMEs and its contribution to the economy. The Social Responsibility Report is available on request to Bank customers and the general public.

United Way/Centraide campaign: Each year the Bank and its employees, both active and retired, strengthen their commitment to the community. The $1,491,038 donated to the 2003 United Way/Centraide campaign was a 6% increase over last year's contribution. Employees, managers and retired employees across Canada lent a helping hand: contributions from employees in the Greater Montreal area amounted to $512,915, to which the Bank added a corporate donation of $470,000. National Bank Financial and its employees raised $271,000, while employees outside Greater Montreal who participated in the United Way/Centraide campaign in their respective regions donated $237,123. Some 260 retired employees also gave generously, contributing $22,832.

Mira Foundation: The Mira Foundation, which trains guide dogs for persons who are visually-impaired or physically challenged, also benefitted from the generosity of the Bank and its customers. The fundraising campaign conducted in the branches, under the responsibility of Michel Tremblay, Senior Vice-President - Personal Banking and Wealth Management, collected over $322,450 through the sale of key rings with the Mira logo.

2003 Annual Report: Bank's Annual Report has been available in print for a few weeks and can be obtained by calling TelNat at 1-888-4-TELNAT or (514) 394-5555. It is also available online at www.nbc.ca/investorrelations.

New corporate governance rules: National Bank's Board of Directors announced the addition of two new guidelines to its corporate governance rules for senior officers. These new guidelines, which go beyond regulatory requirements, are intended to bring the interests of management more in line with the Bank's results. Under the new rules, the President and Chief Executive Officer as well as officers on the Bank's Executive Committee will now be required to publicly disclose their intention to exercise options at least five business days in advance. As with any other transaction involving Bank securities, options can only be exercised during the trading periods prescribed by the Bank. Moreover, the Bank requires its officers to maintain minimum holdings of Bank common shares (including deferred stock units for officers, stock appreciation rights and vested stock options), in proportion to their compensation and function. In 2003, the value of the minimum common share holdings was a multiple of the previous three years' average base salary received by a given officer, as set out below:

- 5.0 for the President and Chief Executive Officer
- 2.0 for members of the Executive Committee
- 1.5 for senior vice-presidents
- 1.0 for vice-presidents

Annual Meeting of Shareholders: The Annual Meeting of Shareholders of the Bank will take place on Wednesday, March 10, 2004 at 9:30 a.m. at the Fairmont The Queen Elizabeth Hotel, 900 René-Lévesque West, Montreal.

NATIONAL
BANK
OF CANADA

Head Office

600 de La Gauchetière West
Montreal, Quebec, Canada
H3B 4L2

www.nbc.ca

National Bank of Canada
Information for Shareholders and Investors

Investor Relations
Financial analysts and investors who want to obtain financial information on the Bank are asked to contact the Investor Relations Department.
600 de La Gauchetière West, 7th Floor
Montreal, Quebec H3B 4L2
Telephone: (514) 394-0296
Fax: (514) 394-6196
E-mail: **investorrelations@nbc.ca**
Website: **www.nbc.ca/investorrelations**

Public Relations
600 de La Gauchetière West, 8th Floor
Montreal, Quebec H3B 4L2
Telephone: (514) 394-8644
Fax: (514) 394-6258

Website: **www.nbc.ca**
General information: **telnat@nbc.ca**

Quarterly report publication dates for fiscal 2003-2004

First quarter	February 26, 2004
Second quarter	May 27, 2004
Third quarter	August 26, 2004
Fourth quarter	December 2, 2004

Disclosure of 1st quarter 2004 results

Conference call:
- A conference call for analysts and institutional investors will be held on February 26, 2004 at 1:00 p.m. EST.
- Access by telephone: **1-800-387-6216** or **(416) 405-9328**
- A recording of the conference call can be heard until March 4, 2004 by calling **1-800-408-3053** or **(416) 695-5800**. The access code is **1528674**.

Webcast:
- The conference call will be webcast live at **www.nbc.ca/investorrelations**
- A recording of the webcast will also be available on the Internet after the call.

Financial documents:
- The quarterly financial statements are available at all times on the National Bank's website at **www.nbc.ca/investorrelations**.
- The Report to Shareholders, supplementary financial information and a slide presentation will be available on the Investor Relations page of the National Bank's website shortly before the start of the conference call.

Transfer agent and registrar
For information about stock transfers, address changes, dividends, lost stock certificates, tax forms and estate transfers, shareholders are requested to contact the Transfer Agent, National Bank Trust Inc., at the address and telephone numbers below.

National Bank Trust Inc.
Share Ownership Management
1100 University, 9th Floor
Montreal, Quebec H3B 2G7
Telephone: (514) 871-7171
1-800-341-1419
Fax: (514) 871-7442
Email: **clientele@tbn.bnc.ca**

Direct deposit service for dividends
Shareholders may have their dividend payments deposited directly via electronic funds transfer to an account at any financial institution that is a member of the Canadian Payments Association. To do so, simply contact the transfer agent, National Bank Trust Inc., in writing.

Dividend Reinvestment and Share Purchase Plan
The National Bank offers holders of its common or preferred shares a Dividend Reinvestment and Share Purchase Plan through which they can invest in shares without paying any commissions or administration fees. Participants may reinvest all cash dividends paid on their shares held or make optional cash payments of at least $500 per payment, to a maximum of $5,000 per quarter to purchase shares. For more information, please contact the Registrar, National Bank Trust Inc., at 1-800-341-1419 or (514) 871-7171.

Base Shelf Prospectus

A copy of this preliminary short form base shelf prospectus has been filed with the securities regulatory authorities in each of the provinces of Canada but has not yet become final for the purpose of the sale of securities. Information contained in this preliminary short form base shelf prospectus may not be complete and may have to be amended. The securities may not be sold until a receipt for the short form base shelf prospectus is obtained from the securities regulatory authorities.

This short form base shelf prospectus has been filed under legislation in all provinces of Canada that permits certain information about these securities to be determined after this prospectus has become final and that permits the omission from this prospectus of that information. The legislation requires the delivery to purchasers of a prospectus supplement containing this omitted information within a specified period of time after agreeing to purchase any of these securities.

This short form shelf prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

The securities to be issued hereunder have not been, and will not be, registered under the United States Securities Act of 1933, as amended and, subject to certain exceptions, may not be offered, sold or delivered, directly or indirectly, in the United States of America or for the account or benefit of U.S. persons. See ''Plan of Distribution''.

PRELIMINARY SHORT FORM BASE SHELF PROSPECTUS

NEW ISSUE February 13, 2004

NATIONAL BANK OF CANADA

$2,000,000,000
Medium Term Notes
(subordinated indebtedness)

Medium Term Notes which are subordinated indebtedness of National Bank of Canada (the ''Bank'') due more than one year from the date of issue (the ''Notes'') may be offered for sale under this prospectus at various times until ● , 2006 in an aggregate principal amount of up to $2 billion (or the equivalent in other currencies or currency units) calculated on the basis of the principal amount of Notes issued, in the case of interest bearing Notes, or on the basis of the gross proceeds received by the Bank, in the case of non-interest bearing Notes or Notes bearing interest at a rate that at the time of issuance is below market rates. Notes may be redeemed at the option of the Bank, in whole or in part, prior to their maturity date.

Other specific terms of any offering of the Notes will be described, and all shelf information not included in this short form base shelf prospectus will be contained, in one or more prospectus supplements that will be delivered together with this prospectus to prospective purchasers of Notes.

RATES ON APPLICATION

The Notes will be offered separately by one or more of National Bank Financial Inc., BMO Nesbitt Burns Inc., Casgrain & Company Limited, CIBC World Markets Inc., Desjardins Securities Inc., HSBC Securities (Canada) Inc., Laurentian Bank Securities Inc., Merrill Lynch Canada Inc., RBC Capital Markets, Scotia Capital Inc. and TD Securities Inc. and other dealers that may be appointed from time to time (collectively, the ''Dealers''). Under a dealer agreement dated February ● , 2004 between the Bank and the Dealers, the Notes may be purchased at various times by any of the Dealers, as agent, underwriter or principal, at prices and commissions to be agreed upon, for resale to the public at prices to be negotiated with purchasers. Resale prices may vary during the distribution period and between purchasers. The Bank may also offer the Notes to purchasers directly, pursuant to applicable registration exemptions, at prices and terms to be negotiated. See ''Plan of Distribution''.

The offerings are subject to approval of certain legal matters on behalf of the Bank by McCarthy Tétrault LLP and on behalf of the Dealers by Fasken Martineau DuMoulin LLP.

There is no market through which these securities may be sold and purchasers may not be able to resell securities purchased under this prospectus.

The Notes will be direct unsecured obligations of the Bank constituting subordinated indebtedness for the purposes of the *Bank Act* (Canada) (the ''*Bank Act*'') and will not constitute deposits that are insured under the *Canada Deposit Insurance Corporation Act.*

In the event of the insolvency or winding-up of the Bank, the Notes will rank equally and rateably with the Bank's other subordinated indebtedness and will be subordinate in right of payment to the prior payment in full of the deposit liabilities of the Bank and all other liabilities of the Bank except those which, by their terms, rank in right of payment equally with or subordinate to the Notes. See ''Description of the Notes — Subordination''.

National Bank Financial Inc. is a wholly-owned subsidiary of the Bank. As a result, the Bank is a related issuer of National Bank Financial Inc. under applicable securities legislation. See ''Plan of Distribution''.

Table of Contents

Documents Incorporated by Reference

Information has been incorporated by reference in this prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary, National Bank of Canada, National Bank Tower, 600 de La Gauchetière Street West, Montreal, Québec, H3B 4L2, (514) 394-6081. For the purpose of the Province of Québec, this simplified prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from the Corporate Secretary of the Bank at the above-mentioned address and telephone number. Copies may also be obtained through the internet at www.sedar.com.

The following documents of the Bank, filed with the Superintendent of Financial Institutions (Canada) (the "Superintendent") and the securities regulatory authorities in each of the provinces of Canada, are incorporated by reference into, and form an integral part of, this prospectus:

(a) Annual Information Form of the Bank dated November 28, 2003 (the "Bank's 2003 AIF");

(b) Audited Consolidated Financial Statements of the Bank for the year ended October 31, 2003, together with the Auditors' Report thereon, which include comparative audited consolidated financial statements for the year ended October 31, 2002 and management's discussion and analysis as contained in the Bank's Annual Report for the year ended October 31, 2003 (the "Bank's 2003 MD&A"); and

(c) Management Proxy Circular dated January 22, 2004 in connection with the Bank's annual meeting of shareholders to be held on March 10, 2004, excluding those portions which, pursuant to National Instrument 44-101 of the securities regulatory authorities, are not required to be incorporated by reference.

Any documents of the type referred to in the preceding paragraph, comparative interim financial statements and any material change reports (excluding confidential material change reports) filed by the Bank with a securities regulatory authority in Canada after the date of this prospectus and prior to the completion or withdrawal of the offering, will be deemed to be incorporated by reference into this prospectus.

Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus or contained in this prospectus will be deemed to be modified or superseded, for purposes of this prospectus, to the extent that a statement contained in this prospectus or in any other subsequently filed document which also is or is deemed to be incorporated by reference in this prospectus modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement will not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

Upon a new annual information form or new annual consolidated financial statements and management's discussion and analysis accompanying such financial statements being filed by the Bank with, and where required, accepted by, the applicable securities regulatory authorities during the currency of this prospectus, the previous annual information form, the previous annual consolidated financial statements and management's discussion and analysis accompanying such financial statements, all interim consolidated financial statements and any management's discussion and analysis accompanying such financial statements, material change reports and management proxy

information circulars filed prior to the commencement of the Bank's financial year with respect to which the new annual information form is filed will be deemed no longer to be incorporated by reference into this prospectus for purposes of future offers and sales of Notes hereunder.

A prospectus supplement containing the specific terms of any offered Notes, updated disclosure earnings coverage ratios, if applicable, and other information in relation to such offered Notes will be delivered to purchasers of such offered Notes together with this prospectus and will be deemed to be incorporated into this prospectus as of the date of such prospectus supplement, but only for purposes of the offering of such offered Notes.

Updated earnings coverage ratios will be filed quarterly with the applicable securities regulatory authorities, either as prospectus supplements or as exhibits to the Bank's unaudited interim and audited annual consolidated financial statements, and will be deemed to be incorporated by reference into this prospectus.

In this prospectus, unless otherwise specified, all dollar amounts are expressed in Canadian dollars.

Ratings

Unless otherwise specified in a prospectus supplement, the following are the provisional ratings for the Notes by the indicated rating organization.

Rating	Organization
''A-''	Standard & Poor's Corporation, a division of the McGraw-Hill Companies (''Standard & Poor's'')
''A(low)''	Dominion Bond Rating Service Limited (''DBRS'')
''A2''	Moody's Investors Service, Inc. (''Moody's'')

Credit ratings are intended to provide investors with an independent measure of credit quality of an issue of securities and are indicators of the likelihood of the payment capacity and willingness of a company to meet its financial commitment on an obligation in accordance with the terms of the obligation. The ''A'' rating assigned to the Notes is the third highest rating of Standard & Poor's ten rating categories for long term debt obligations, which range from AAA to D, the third highest of DBRS's nine rating categories for long term debt obligations, which range from AAA to C and the third highest of Moody's nine rating categories for long term debt obligations which range from Aaa to C. ''+'' and ''-'' designations in the case of Standard & Poor's, ''(low)'' and ''(high)'' designations in the case of DBRS and ''1'' to ''3'' designations in the case of Moody's indicate relative strength within the respective rating categories. Each rating organization has several categories of long-term debt obligations for which it will assign a rating. Prospective purchasers of the notes should consult the rating organization with respect to the interpretation and implications of the foregoing provisional ratings.

The foregoing ratings should not be construed as a recommendation to buy, sell or hold the Notes. The credit ratings do not address market price or suitability for a particular investor. The credit ratings assigned to the Notes may not reflect the potential impact of all risks on the value of the Notes. In addition, real or anticipated changes in the credit ratings assigned to the Notes will generally affect the market value of the Notes. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating organization in the future if, in its judgment, circumstances so warrant.

Eligibility for Investment

In the opinion of McCarthy Tétrault LLP, counsel for the Bank, and Fasken Martineau DuMoulin LLP, counsel for the Dealers, unless otherwise specified in a prospectus supplement, the Notes would, if issued on the date of this prospectus, be qualified investments under the *Income Tax Act* (Canada) for trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans and deferred profit sharing plans (other than trusts governed by deferred profit sharing plans to which contributions are made by the Bank, or a corporation with which the Bank does not deal at arm's length within the meaning of the *Income Tax Act* (Canada)).

The Notes, as of the date hereof, are eligible investments, where applicable, without resort to the so-called "basket provisions" or their purchase would not be precluded as investments for certain investors, subject to compliance with the prudent investment standards and general investment provisions and restrictions of the statutes referred to below (*and*, where applicable, regulations or guidelines thereunder) and, in certain cases, subject to the satisfaction of additional requirements relating to investment or lending policies or goals and, in certain cases, the filing of such policies or goals, under the following statutes:

Insurance Companies Act (Canada)
Pension Benefits Standards Act, 1985 (Canada)
Trust and Loan Companies Act (Canada)
Insurance Act (Ontario)
Loan and Trust Corporations Act (Ontario)
Pension Benefits Act (Ontario)
Trustee Act (Ontario)
An Act respecting insurance (Québec), for an insurer, as defined therein, incorporated under the laws of the Province of Québec, other than a guarantee fund corporation
Supplemental Pension Plans Act (Québec), for an insured plan, as defined therein
An Act respecting trust companies and savings companies (Québec), for a trust company, as defined therein, which invests its own funds and funds received as deposits and a savings company, as defined therein
Financial Institutions Act (British Columbia)
Employment Pension Plans Act (Alberta)
Insurance Act (Alberta)
Loan and Trust Corporations Act (Alberta)

National Bank of Canada

The Bank was formed through a series of amalgamations and its roots date back to 1859 with the founding of Banque Nationale in Québec City. The Bank's head office and registered office are located at the National Bank Tower, 600 de La Gauchetière Street West, Montreal, Québec, H3B 4L2.

Business of the Bank

The Bank maintains offices and provides services in each of the Canadian provinces. It offers a full range of financial services to individuals, commercial enterprises, financial institutions and governments both in Canada and abroad.

Additional information with respect to the Bank's businesses is included in the Bank's 2003 AIF and the Bank's 2003 MD&A all of which are incorporated by reference into this prospectus.

Recent Developments

The Board of Directors announced, on January 22, 2004, that it intends to name Mr. Jean Douville as its next Chairman at the Bank's annual meeting of shareholders to be held on March 10, 2004. The appointment of Mr. Douville is subject to his re-election as a Director by the shareholders at the annual meeting. Mr. Douville will succeed Mr. André Bérard who has been Chairman since 1990. Mr. Bérard will not sollicitate the renewal of his mandate as director of the Bank on March 10, 2004 after 44 years' employment by the Bank and its predecessors. Finally, Mr. François J. Coutu, director, resigned on January 23, 2004 and Mr. Dennis Wood will not be standing for re-election at the shareholders' annual meeting.

Description of Notes

The following description of the Notes and of the trust indenture dated as of September 30, 1999, as supplemented from time to time, including by supplemental indentures to be entered into with respect to each tranche of Notes (the "Trust Indenture") between the Bank and National Bank Trust Inc., as trustee (the "Trustee") is a summary of certain of their material attributes and characteristics, which does not purport to be complete and is qualified in its entirety by reference to the Trust Indenture. Capitalized terms which are not defined have the meanings attributed to them in the Trust Indenture or Notes, as the case may be.

National Bank Trust Inc. is a wholly-owned subsidiary of the Bank.

The following description of the Notes will apply to each Note unless otherwise specified in a prospectus supplement.

General

The Notes may be issued at various times in different series of debt securities under the Trust Indenture, or may be issued under one or more other trust indentures or without a trust indenture. In each case, the terms and conditions attaching to such Notes will be set out in the applicable trust indenture, if any, and in the applicable prospectus supplement.

All debt securities, including the Notes, issued or to be issued under the Trust Indenture will be direct unsecured obligations of the Bank constituting subordinated indebtedness for the purposes of the *Bank Act*, ranking equally and rateably with all other subordinated indebtedness of the Bank from time to time issued and outstanding under the Trust Indenture and all other subordinated indebtedness of the Bank. See ''Description of Notes — Subordination'' below. In the event of the insolvency or winding-up of the Bank, the subordinated indebtedness of the Bank, including the Notes, will be subordinate in right of payment to the prior payment in full of the deposit liabilities of the Bank and all other liabilities of the Bank except those which, by their terms, rank in right of payment equally with or are subordinate to such subordinated indebtedness.

The Notes will not constitute deposits that are insured under the *Canada Deposit Insurance Corporation Act.*

The following summaries of certain provisions of the Trust Indenture do not purport to be complete and are qualified in their entirety by reference to all the provisions of the Trust Indenture, including the definitions therein of certain terms. Wherever particular provisions or defined terms of the Trust Indenture are referred to, such provisions or defined terms are incorporated into this prospectus by reference.

The Trust Indenture does not limit the amount of subordinated indebtedness that may be issued thereunder. Notes may be issued from time to time in one or more series and may be denominated and payable in foreign currencies or units of account defined in terms of the currencies of two or more countries. Special federal income tax considerations applicable to any offered Notes so denominated may be described in the applicable prospectus supplement. Unless otherwise indicated in the applicable prospectus supplement, the Trust Indenture does not limit the principal amount of any series of Notes which may be issued.

A prospectus supplement will describe the terms of any series of Notes being offered thereby, including: (i) the specific designation, aggregate principal amount and authorized denominations of such Notes; (ii) the currency or currency unit for which the Notes may be purchased and the currency or currency unit in which the principal and any interest is payable (in either case, if other than Canadian dollars); (iii) the percentage of the principal amount at which such Notes will be issued; (iv) the date or dates on which such Notes will mature; (v) the rate or rates per annum at which such Notes will bear interest (if any), or the method of determination of such rates (if any); (vi) the dates on which such interest will be payable and the record dates for such payments; (vii) any redemption term or terms under which such Notes may be cancelled; (viii) whether such Notes are to be issued in fully registered form, registered form, bearer form or as global securities and the basis of exchange, transfer and ownership thereof; (ix) any exchange or conversion terms; and (x) any other specific terms.

A prospectus supplement may also describe certain income tax considerations that may apply to any offered Notes.

The Bank may set forth in a prospectus supplement other terms which are not within the options and parameters set forth in this prospectus.

Form, Denomination, Transfer

Notes issued under the Trust Indenture may be issuable solely in fully registered form without coupons (''fully registered securities''), solely in a form registered as to principal only with coupons attached (''registered securities''), solely in bearer form, with or without coupons attached (''bearer securities'') or in any combination of the foregoing. The denomination of any Notes will be as set out in the prospectus supplement. If a supplemental indenture relating to a series of Notes so provides, Notes may be issued, permanently or temporarily, as global securities.

Except with respect to global securities, Notes may be exchanged for Notes of any other authorized denomination, any such exchange to be for an equivalent aggregate principal amount of Notes of the same series, carrying the same rate of interest and same redemption and other provisions as the Notes being exchanged. Subject to the restrictions set

forth in the Trust Indenture, exchanges of Notes of any series or transfers of any fully registered securities or registered securities may be made at the principal office of the Trustee in Montreal or at such other place or places, if any, where the Trustee, or such other registrar as the Bank may appoint as may be specified in a prospectus supplement or as the Bank may designate with the approval of the Trustee, maintains a register for the Notes pursuant to the Trust Indenture. Unless otherwise specified in the applicable prospectus supplement, the Trustee will be the registrar and transfer agent for the Notes issued under the Trust Indenture. A service charge may be made for any transfer or exchange of Notes. The Bank will also require payment of a sum sufficient to cover any tax or other governmental charge.

Notes issued under the Trust Indenture with coupons attached will be negotiable and title thereto will pass by delivery unless they are registered securities. If Notes with coupons attached are issued as registered securities, the coupons when detached will continue to be payable to bearer and title to detached coupons will pass by delivery.

The Notes will be issued in fully registered form in minimum denominations of $1,000 unless otherwise specified in a prospectus supplement. Notes may also be denominated in non-Canadian currencies, if so specified in a prospectus supplement.

Unless otherwise specified in a prospectus supplement, the Notes will be issued in fully registered book-entry form represented by one or more fully registered global securities (the "Global Notes") deposited with, or on behalf of, The Canadian Depository for Securities Limited ("CDS") and registered in the name of CDS or its nominee. Interests in the Global Notes will be shown on, and transfers will be effected only through, records maintained by CDS (with respect to its participants) and Dealers or other registered dealers who are participants in CDS (each, a "CDS Participant") (with respect to other persons having an interest (the "Beneficial Owners")) and with CDS Participants (with respect to Beneficial Owners). Holders who desire to purchase, sell or otherwise transfer ownership of or other interests in the Notes may do so only through CDS Participants. On the date of closing, the Trustee will cause the Notes to be delivered to CDS and registered in the name of its nominee. All Notes bearing interest at the same rate or pursuant to the same formula and having the same date of issue, redemption provisions, repayment provisions and stated maturity date will be evidenced by a single book-entry only certificate. Registration of interests in and transfers of the Notes will be made only through the depository services of CDS.

Except as described below, a Beneficial Owner will not be entitled to a certificate or other instrument from the Trustee or CDS evidencing that purchaser's interest therein, and such purchaser will not be shown on the records maintained by CDS, except through a CDS Participant. Such purchaser will receive a confirmation of purchase from the Dealer from whom Notes are purchased in accordance with the practices and procedures of that Dealer. The practices of Dealers may vary, but generally customer confirmations are issued promptly after execution of a customer order.

The ability of a holder to pledge a Note or otherwise take action with respect to such holder's interest in a Note (other than through a CDS Participant) may be limited due to the lack of a physical certificate.

Neither the Bank nor the Dealers will assume any liability for: (a) any aspect of the records relating to the beneficial ownership of the Notes held by CDS or the payments relating thereto; (b) maintaining, supervising or reviewing any records relating to the Notes; or (c) any advice or representation made by or with respect to CDS, including those contained in this prospectus, and relating to the rules governing CDS or any action to be taken by CDS or at the direction of a CDS Participant. The rules governing CDS provide that it acts as the agent and depository for CDS Participants. As a result, such CDS Participant must look solely to CDS and Beneficial Owners must look solely to CDS Participants for the payment of the principal and interest or premium, if any, on the Notes paid by or on behalf of the Bank to CDS.

The Notes will be issued to Beneficial Owners in fully registered and certificated form (the "Note Certificates") only if: (i) required by applicable law; (ii) the book-entry system ceases to exist; (iii) the Bank or CDS advises the Trustee that CDS is no longer willing or able to properly discharge its responsibilities as depository with respect to the Notes and the Bank is unable to locate a qualified successor; (iv) the Bank, at its option, decides to terminate its present arrangements with CDS; or (v) after the occurrence of an event of default, CDS Participants acting on behalf of Beneficial Owners, representing, in the aggregate, more than 50% of the aggregate principal amount of the Notes then outstanding, advise CDS in writing that the continuation of a book-entry system through CDS is no longer in their best interest. Upon the occurrence of any of these events, the Trustee must notify CDS, for and on behalf of CDS Participants and Beneficial Owners, of the availability through CDS of Note Certificates. Upon surrender by CDS of the certificates representing the Notes and receipt of instructions from CDS for the new registrations, the Trustee will

deliver the Notes in the form of Note Certificates and thereafter the Bank will recognize the holders of such Note Certificates as Noteholders under the Trust Indenture.

Payments and Notices

While the book-entry system is in effect, payments of principal, redemption price, if any, and interest, as applicable, on the Notes will be made by the Bank to CDS, or its nominee, as the case may be, as the registered holder of the Notes and the Bank understands that such payments will be credited by CDS or its nominee in the appropriate amounts to the relevant CDS Participants. Payments to holders of the Notes of amounts so credited will be the responsibility of the CDS Participants.

As long as CDS or its nominee is the registered holder of the Notes, CDS or its nominee, as the case may be, will be considered the sole owner of the Notes for the purposes of receiving notices or payments on the Notes. In such circumstances, the responsibility and liability of the Bank in respect of notices or payments on the Notes is limited to giving or making payment of any principal, redemption price, if any, and interest due on the Notes to CDS or its nominee.

Each holder must rely on the procedures of CDS and, if such holder is not a CDS Participant, on the procedures of the CDS Participant through which such holder owns its interest, to exercise any rights with respect to the Notes. The Bank understands that under existing policies of CDS and industry practices, if the Bank requests any action of holders or if a holder desires to give any notice or take any action which a registered holder is entitled to give or take with respect to the Notes, CDS would authorize the CDS Participant acting on behalf of the holder to give such notice or to take such action, in accordance with the procedures established by CDS or agreed to from time to time by the Bank, the Trustee and CDS. Any holder that is not a CDS Participant must rely on the contractual arrangement it has directly, or indirectly through its financial intermediary, with its CDS Participant to give such notice or take such action.

If Note Certificates are issued, interest will be paid by cheque drawn on the Bank and sent by prepaid mail to the registered holder or by such other means as may become customary for the payment of interest and the principal of the Notes and the interest due at maturity will be paid upon surrender thereof at any branch of the Bank in Canada.

Interest

The Notes will be issued as floating rate Notes or fixed rate Notes, or a combination of both, and at an interest rate all as specified in a prospectus supplement, or they may be issued as index linked Notes.

Each fixed rate Note will bear interest from the later of the date of such Note and the last interest payment date to which interest has been paid or made available for payment on such Note provided that, in respect of the first interest payment date after the issuance thereof, each fixed rate Note will bear interest from the date of such Note.

Interest on each fixed rate Note will be payable on such dates as are specified in the applicable prospectus supplement. Interest payments on each interest payment date for fixed rate Notes will include interest accrued to, but excluding, such interest payment date.

Unless otherwise specified in a prospectus supplement, floating rate interest for each quarterly interest period will be calculated on the basis of the actual number of days in the period, divided by 365, or 366 in a leap year.

If any interest payment date would otherwise fall on a day that is not a business day, payment will be postponed until the next succeeding business day (without any additional interest or other payment in respect of the delay).

A "business day" means a day on which banks are open for business in Toronto and Montreal and which is not a Saturday or Sunday.

Events of Default

The Trust Indenture provides that an event of default in respect of the Notes will occur only if the Bank becomes insolvent or bankrupt or subject to the provisions of the *Winding-Up and Restructuring Act* (Canada), if the Bank goes into liquidation either voluntarily or under an order of a court of competent jurisdiction, or if the Bank otherwise acknowledges its insolvency (in each case, an "Event of Default"). However, a resolution or order for winding-up the Bank, with a view to its amalgamation, consolidation, merger, restructuring or reorganization with another bank or the transfer of its assets as an entirety to such other bank, as described under "Description of Notes — Amalgamation, Consolidation, Merger, Transfer, Restructuring or Reorganization" below, does not entitle a holder to demand payment of principal prior to maturity.

If an Event of Default has occurred and is continuing, the Trustee may, in its discretion, and will upon the request in writing of the holders of 25% in principal amount of debentures then outstanding under the Trust Indenture (debt securities outstanding under the Trust Indenture, including the Notes, being referred to herein as "debentures outstanding under the Trust Indenture", "debentures under the Trust Indenture" or "debentures") declare the principal, premium, if any, and interest on all debentures outstanding under the Trust Indenture to be immediately due and payable. However, the Trustee or the holders of not less than 51% in principal amount of debentures then outstanding under the Trust Indenture may, in certain circumstances, cancel or annul the acceleration and waive the Event of Default. Subject to any such waiver and the provisions of any Extraordinary Resolution (as defined under "Description of Notes — Certain Definitions" below), if the Bank fails to pay promptly any principal, premium, if any, and interest declared by the Trustee to be due and payable following an Event of Default, the Trustee may in its discretion or will upon receiving notice of and being directed by holders of 25% in principal amount of debentures then outstanding under the Trust Indenture, and upon being indemnified to its reasonable satisfaction against all costs, expenses and liabilities to be incurred, proceed to obtain or enforce payment of the amounts due and payable together with other amounts due under the Trust Indenture by any remedy provided by law, whether by legal proceedings or otherwise. Holders of Notes outstanding under the Trust Indenture may not enforce the Trust Indenture or the Notes except as provided in the Trust Indenture.

Holders of debentures outstanding under the Trust Indenture may, by Extraordinary Resolution, direct and control the actions of the Trustee or of any holder of debentures or coupons bringing an action after the failure of the Trustee to act in any proceedings against the Bank. The Trustee is required, within 30 days of becoming aware of an Event of Default, to give notice to the holders of debentures outstanding under the Trust Indenture unless the Trustee reasonably determines that the withholding of notice of a continuing default is in the best interests of the holders.

Subordination

The Notes issued under the Trust Indenture and any coupons will be direct unsecured obligations of the Bank constituting subordinated indebtedness for the purposes of the *Bank Act,* which in the event of the insolvency or winding-up of the Bank will rank equally and rateably with but not prior to all other subordinated indebtedness of the Bank, including the debentures under the trust indenture dated as of March 15, 1981, as amended and supplemented, between the Bank and the Trustee (the "1981 Indenture") and will be subordinate in right of payment to the prior payment in full of (i) Indebtedness of the Bank then outstanding, other than Subordinated Indebtedness, and (ii) all indebtedness to which the debentures under the 1981 Indenture are subordinate in right of payment to the same extent as the debentures under the 1981 Indenture are subordinate thereto under the terms of the 1981 Indenture. The definitions of certain terms used in the preceding paragraph can be found below under "Description of Notes — Certain Definitions".

Redemption and Purchase

If specified in the supplemental indenture relating to the issue of a series of Notes, the Bank may from time to time prior to maturity, at its option, redeem the Notes of such series either in whole or in part, at such rate or rates of premium, if any, and subject to such conditions, if any, determined at the time of issue. All redemptions are subject to applicable law and, where applicable, the approval of the Superintendent.

In addition, the Bank may (subject, where applicable, to the approval of the Superintendent) purchase debentures of any series outstanding under the Trust Indenture in the market, by tender or by private contract at such price or prices and upon such terms and conditions as the Bank in its absolute discretion may determine, subject, however, to any applicable law restricting the purchase of debentures and to such restrictions or conditions, if any, as determined at the time of the issue of the debentures and as will have been expressed in the debentures or the supplemental indenture authorizing or providing for their issue.

Exchanges of Notes for Term Notes

If specified in the supplemental indenture relating to the issue of a series of Notes, a holder of Notes of such series will be entitled to, but only upon notice from the Bank, which may be given from time to time only with the prior approval of the Superintendent, exchange all, but not less than all, of such holder's Notes of such series on the date specified in the notice for an equal aggregate principal amount of term notes of the Bank, together with accrued and unpaid interest to the date of exchange. The material attributes of the term notes will be the same as those of the exchanged Notes, except that the term notes will rank senior to the Notes and equally with the deposit liabilities of the

Bank and will include events of default related to default in the payment of principal or interest due thereon. Any such notice from the Bank will be given not less than 30 days nor more than 60 days prior to the date fixed for the exchange.

Conversion of Notes into New Debentures

If specified in the supplemental indenture relating to the issue of a series of Notes, a holder of Notes of such series will be entitled to, but only upon notice from the Bank, which may be given from time to time only with the prior approval of the Superintendent, convert, without payment of additional consideration, all, but not less than all, of such holder's Notes of such series on the date specified in the notice into an equal aggregate principal amount of new debentures issued by the Bank, together with accrued and unpaid interest to the date of conversion. Any such notice from the Bank will be given not less than 30 days and nor more than 60 days prior to the date fixed for the conversion.

Covenants

The Bank covenants that it will: (i) duly and punctually pay or cause to be paid the principal, premium, if any, and interest payable in respect of the Notes issued under the Trust Indenture, in accordance with the terms and subject to the conditions contained in the Trust Indenture and the Notes issued under the Trust Indenture; (ii) carry on and conduct the business of banking in a proper and efficient manner and that it will do or cause to be done all things which it may lawfully do or cause to be done to preserve and keep in full force and effect its corporate existence (provided that this covenant will not prevent any amalgamation, consolidation, merger, restructuring or reorganization of the Bank or any sale or transfer of all or substantially all of its undertaking and assets, as described under "Description of Notes — Amalgamation, Consolidation, Merger, Transfer, Restructuring or Reorganization" below); (iii) pay the Trustee reasonable remuneration for its services as trustee and repay the Trustee all monies paid by the Trustee in the execution of its obligations under the Trust Indenture, such monies, including the Trustee's remuneration, to be payable out of any funds coming into the possession of the Trustee and payable in priority to the principal, premium, if any, or interest of the Notes issued under the Trust Indenture; (iv) not directly or indirectly extend or assent to the extension of time for payment of any coupons or interest payable in respect of the Notes issued under the Trust Indenture; (v) not create, incur or permit the existence of indebtedness which, in the event of the insolvency or winding-up of the Bank, will rank subordinate to deposit liabilities and in priority to subordinated indebtedness issued and outstanding pursuant to the Trust Indenture; and (vi) provide annually to the Trustee a certificate stating that the Bank has complied with all requirements contained in the Trust Indenture that, if not complied with, would, with the giving of notice, lapse of time or otherwise, constitute an Event of Default under the Trust Indenture, or, if there has been a failure to so comply, giving particulars of such failure to comply. In addition, a prospectus supplement may specify additional covenants with respect to a series of Notes issued under the Trust Indenture.

Amalgamation, Consolidation, Merger, Transfer, Restructuring or Reorganization

The Bank, without the consent of any holders of debentures outstanding under the Trust Indenture and subject, where applicable, to the approval of the regulatory authorities, may amalgamate, consolidate or merge or carry out any restructuring or reorganization transaction with any other bank or transfer its undertaking and assets as a whole or substantially as a whole to another bank provided that (i) the bank resulting from such amalgamation, consolidation, merger, restructuring or reorganization or to which such transfer is made (the "Successor Bank") will be lawfully entitled to acquire and operate the undertaking and assets of the Bank, (ii) as part of such amalgamation, consolidation, merger, transfer, restructuring or reorganization and in consideration thereof, the Successor Bank enters into a covenant with the Trustee by way of supplemental indenture to pay punctually when due the principal, premium, if any, and interest and other monies due or which may become due hereunder and to perform and observe punctually all the obligations of the Bank under the Trust Indenture and under the debentures outstanding thereunder, and (iii) every such amalgamation, consolidation, merger, transfer, restructuring or reorganization will be made on such terms and at such times and otherwise in such manner as will be approved by the Bank and by the Trustee as not being prejudicial to the interests of holders of debentures outstanding under the Trust Indenture and as preserving and not impairing the rights and powers of the Trustee and holders of debentures outstanding thereunder and the Bank will furnish to the Trustee an opinion of counsel to this effect and as to compliance with (i) and (ii) above.

Discharge and Satisfaction

The Trustee will, at the request of the Bank, release and discharge the Trust Indenture and execute and deliver such instruments as are required to release the Bank from its covenants under the Trust Indenture (other than the provisions relating to indemnification of the Trustee), upon proof reasonably satisfactory to the Trustee being given

(i) that the principal of, premium, if any, and interest (including interest amounts in default, if any) on all debentures outstanding under the Trust Indenture and all other monies payable under the Trust Indenture have been paid or satisfied, or (ii) that all the debentures outstanding under the Trust Indenture have matured or have been duly called for redemption or retirement or the Trustee has been given irrevocable instructions by the Bank to give within 90 days notice of redemption of all debentures outstanding under the Trust Indenture, and such payment or redemption has been duly and efficiently provided for by payment to the Trustee or otherwise; and upon payment of all costs, charges and expenses properly incurred by the Trustee pursuant to the Trust Indenture and all interest thereon and the remuneration of the Trustee, or upon provisions satisfactory to the Trustee being made.

Modification

The Trust Indenture provides that modifications and alterations of the Trust Indenture and of the debentures outstanding under the Trust Indenture may be made if authorized by Extraordinary Resolution. If any modification or alteration affects the rights of the holders of any series of debentures in a manner substantially different from that in which it affects the holders of other series, such Extraordinary Resolution must, in addition, be approved in a similar manner by the holders of the series of debentures so affected. The Trust Indenture provides that the quorum for meeting of holders of debentures outstanding thereunder at which a resolution will be considered will be holders representing at least 25% in principal amount of the debentures then outstanding under the Trust Indenture, provided that there are no quorum requirements at any adjourned meetings.

Governing Law

The Trust Indenture and any Notes issued thereunder and, unless otherwise specified in a prospectus supplement, any other trust indenture and the debentures issued thereunder will be governed by and construed in accordance with the laws of the Province of Québec and the laws of Canada as applicable therein.

Certain Definitions

A summary of certain of the defined terms used in the Trust Indenture is set forth below. Reference is made to the Trust Indenture for the full definition of all such terms as well as any other terms for which no definition is provided in this prospectus.

"Debentures under the 1981 Indenture" means the debentures of the Bank issued and certified under the 1981 Indenture and indentures supplemental thereto and for the time being outstanding.

"Extraordinary Resolution" means a resolution passed by the affirmative vote of the holders of not less than two-thirds in principal amount of the debentures affected by such modification or alteration, present or represented and voted at a meeting of such debenture holders, or an instrument or instruments in writing signed by the holders of not less than two-thirds in principal amount of such debentures then outstanding.

"Indebtedness" at any time means:

(i) the deposit liabilities of the Bank at such time; and

(ii) all other liabilities and obligations of the Bank to third parties (other than fines or penalties which, pursuant to the *Bank Act*, are a last charge on the assets of a bank in the case of insolvency of such bank and obligations to shareholders of the Bank, as such) which would entitle such third parties to participate in a distribution of the Bank's assets in the event of the insolvency or winding-up of the Bank.

"Subordinated Indebtedness" at any time means:

(i) the liability of the Bank in respect of the principal of and premium, if any, and interest on the debentures under the Trust Indenture and the debentures under the 1981 Indenture;

(ii) any Indebtedness which ranks equally with and not prior to the debentures under the Trust Indenture or the debentures under the 1981 Indenture in right of payment in the event of the insolvency or winding-up of the Bank and which, pursuant to the terms of the instrument evidencing or creating the same, is expressed to be subordinate in right of payment to all Indebtedness to which the debentures under the Trust Indenture are subordinate in right of payment to at least the same extent as the debentures under the Trust Indenture are subordinate thereto under the provisions of the Trust Indenture; and

(iii) any Indebtedness which ranks subordinate to and not equally with or prior to the debentures under the Trust Indenture or the debentures under the 1981 Indenture in right of payment in the event of the insolvency or

winding-up of the Bank and which, pursuant to the terms of the instrument evidencing or creating the same, is expressed to be subordinate in right of payment to all Indebtedness to which the debentures under the Trust Indenture are subordinate in right of payment to at least the same extent as the debentures under the Trust Indenture are subordinate thereto under the provisions of the Trust Indenture.

Earnings Coverage

The following consolidated earnings coverage ratios, based on audited financial information, which give effect to the debentures outstanding as of October 31, 2003 and October 31, 2002, respectively, are calculated as at October 31, 2003 and October 31, 2002 and do not reflect the issuance of any Notes under this prospectus:

	As at October 31	
	2003	2002
Earnings coverage on subordinated indebtedness	10.2 times	7.4 times

The ratios as at October 31, 2003 and October 31, 2002 or for the twelve-month period then ended are based on financial information which are audited. Foreign currency amounts have been translated to Canadian dollars using rates of exchange as at October 31, 2003 and October 31, 2002, respectively.

Updated earnings coverage ratios will be filed quarterly with the applicable securities regulatory authorities, either as prospectus supplements or as exhibits to the Bank's unaudited interim and audited annual consolidated financial statements.

Share Capital, Subordinated Indebtedness, Contributed Surplus and Retained Earnings

The following table sets out the share capital, subordinated indebtedness and retained earnings of the Bank as at the respective dates:

	As at October 31	
	2003	2002
	($ millions)	
Subordinated Debentures	$1,516	$1,592
Capital Stock — Preferred	$ 375	$ 300
— Common	$1,583	$1,639
Contributed Surplus	$ 2	—
Retained Earnings	$2,137	$1,962

Plan of Distribution

The Notes will be offered separately by one or more of National Bank Financial Inc., BMO Nesbitt Burns Inc., Casgrain & Company Limited, CIBC World Markets Inc., Desjardins Securities Inc., HSBC Securities (Canada) Inc., Laurentian Bank Securities Inc., Merrill Lynch Canada Inc., RBC Capital Markets, Scotia Capital Inc. and TD Securities Inc. and other dealers that may be appointed from time to time by the Bank (collectively, the "Dealers"). Under a dealer agreement dated February ●, 2004 between the Bank and the Dealers, the Notes may be purchased at various times by any of the Dealers, as agent, underwriter or as principal, at prices and commissions to be agreed upon, for resale to the public at prices to be negotiated with purchasers. Resale prices may vary during the distribution period and between purchasers. The Bank may also offer the Notes to purchasers directly, pursuant to registration exemptions, at prices and terms to be negotiated.

The Notes are not and will not be, registered under the *United States Securities Act of 1933* (the "*1933 Act*"), as amended, and the Dealers have agreed not to (i) buy or offer to buy, (ii) sell or offer to sell or (iii) solicit any offer to buy any Notes as part of any distribution under this prospectus in the United States, its territories, its possessions and other areas subject to its jurisdiction or to, or for the account of, a U.S. person, except pursuant to exemptions from the *1933 Act.*

If underwriters are used in the sale, the Notes will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The obligations of the underwriters to purchase such Notes

will be subject to certain conditions precedent, and the underwriters will be obligated to purchase all the Notes of the series offered by the prospectus supplement if any of such Notes are purchased. Any public offering price and any discounts or concessions allowed or re-allowed or paid to dealers may be changed from time to time.

The Notes may also be sold directly by the Bank at such prices and upon such terms as agreed to by the Bank and the purchaser or through agents designated by the Bank from time to time. Any agent involved in the offering and sale of the Notes in respect of which this prospectus is delivered will be named, and any commissions payable by the Bank to such agent will be set forth, in the prospectus supplement. Unless otherwise indicated in the prospectus supplement, any agent is acting on a best efforts basis for the period of its appointment.

The Bank may agree to pay the underwriters a commission for various services relating to the issue and sale of any Notes offered hereby. Any such commission will be paid out of the general funds of the Bank. Underwriters, dealers and agents who participate in the distribution of the Notes may be entitled, under agreements to be entered into with the Bank, to indemnification by the Bank against certain liabilities, including liabilities under securities legislation, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. Such underwriters, dealers or agents may be customers of, engage in transactions with or perform services for the Bank in the ordinary course of business.

In connection with any offering of the Notes (unless otherwise specified in a prospectus supplement), the underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Notes offered at a higher level than that which might exist in the open market. These transactions may be commenced, interrupted or discontinued at any time.

National Bank Financial Inc. is a wholly-owned subsidiary of the Bank. The decision to offer the Notes and the terms of any offering will be negotiated at arm's length between the Bank, National Bank Financial Inc. and any other Dealers. National Bank Financial Inc. will not receive any benefit in connection with any offering other than the commission payable to it.

Risk Factors

An investment in Notes of the Bank is subject to certain risks including those risks inherent in conducting the business of a diversified financial institution. Before deciding whether to invest in any Notes, investors should consider carefully the risks set out herein and incorporated by reference in this prospectus (including subsequently filed documents incorporated by reference) and, if applicable, those described in a prospectus supplement relating to a specific offering of Notes.

The value of Notes will be affected by the general creditworthiness of the Bank. Prospective purchasers should consider the categories of risks identified and discussed in the section entitled "Management's Discussion and Analysis" contained in the Bank's Annual Report for the year ended October 31, 2003, incorporated by reference. Subsequent discussions and analyses for interim and full year periods subsequent to the date of this prospectus will be incorporated by reference. These analyses discuss, among other things, known material trends and events, and risks or uncertainties that are reasonably expected to have a material effect on the Bank's business, financial condition or results of operations.

Real or anticipated changes in credit ratings on the Notes may affect the market value of Notes. In addition, real or anticipated changes in credit ratings can affect the cost at which the Bank can transact or obtain funding, and thereby affect the Bank's liquidity, business, financial condition or results of operations.

See "Earnings Coverage" which is relevant to an assessment of the risk that the Bank will be unable to pay interest or principal on Notes when due.

Holders of Notes and other subordinated indebtedness have a limited right to accelerate payment of principal on default. A default may be declared and the obligation to repay principal accelerated only in prescribed circumstances summarized under "Description of Notes — Events of Default".

The Notes are direct unsecured obligations of the Bank, constituting subordinated indebtedness for the purposes of the *Bank Act*, ranking at least equally and rateably with other subordinated indebtedness of the Bank from time to time issued and outstanding. In the event of insolvency or winding up of the Bank, the indebtedness evidenced by debentures issued by the Bank, including the Notes, will be subordinate in right of payment to the prior payment in full of the deposit liabilities of the Bank and all other liabilities of the Bank except liabilities which by their terms rank in

right of payment equally with or subordinate to indebtedness evidenced by such debentures. Except to the extent regulatory capital requirements affect the Bank's decisions to issue subordinated or more senior debt, there is no limit on the Bank's ability to incur additional subordinated or more senior debt.

The Bank does not expect to list Notes on any stock exchange and there can be no assurance that there will be a secondary market for the Notes. The underwriters, dealers or agents of the Notes, if any, may from time to time purchase and sell Notes in the secondary market or make a market for the Notes, but will not be obliged to do so. There can be no assurance as to a secondary market for the Notes, liquidity in any such market, if any such market develops, or any market making activities by any of the underwriters, dealers or agents of the Notes.

Prevailing interest rates will affect the market value of Notes which carry a fixed interest rate. Assuming all other factors remain unchanged, the market value of Notes which carry a fixed interest rate will decline as prevailing interest rates for comparable debt instruments rise, and increase as prevailing interest rates for comparable debt instruments decline.

Notes denominated or payable in foreign currencies may entail significant risks. These risks include the possibility of significant fluctuations in the foreign currency markets, the imposition or modification of foreign exchange controls and potential illiquidity in the secondary markets. These risks will vary depending upon the currency or currencies involved and will be more fully described in the applicable prospectus supplement.

Use of Proceeds

Unless otherwise specified in the prospectus supplement, the net proceeds to the Bank from the sale of the Notes will be added to the general funds of the Bank and will be used for general banking purposes.

Legal Matters

Unless otherwise specified in the prospectus supplement, certain legal matters relating to the Notes offered by a prospectus supplement will be passed upon, on behalf of the Bank, by McCarthy Tétrault LLP and on behalf of the Dealers by Fasken Martineau DuMoulin LLP.

As at February 13, 2004, the partners and associates of McCarthy Tétrault LLP and Fasken Martineau DuMoulin LLP, beneficially owned, directly or indirectly, less than 1% of the issued and outstanding securities of the Bank or its affiliates or associates.

Purchaser's Statutory Rights

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus, the accompanying prospectus supplement relating to securities purchased by a purchaser and any amendment. In several of the provinces, securities legislation further provides a purchaser with remedies for rescission or, in certain jurisdictions, damages where the prospectus, the accompanying prospectus supplement relating to securities purchased by a purchaser and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that such remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of such purchaser's province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights or consult with a legal adviser.

Certificate of the Bank

Dated: February 13, 2004

This short form prospectus together with the documents incorporated in this prospectus by reference, will, as of the date of the last supplement to this prospectus relating to the securities offered by this prospectus and the supplement(s) constitute full, true and plain disclosure of all material facts relating to the securities offered by this prospectus and the supplement(s) as required by the *Bank Act* and the regulations thereunder and the securities legislation of all provinces of Canada and will not contain any misrepresentation likely to affect the value or the market price of the securities to be distributed.

(Signed) RÉAL RAYMOND
President and Chief Executive Officer

(Signed) JEAN TURMEL
President, Financial Markets,
Treasury and Investment Bank
(as Chief Financial Officer)

On behalf of the Board of Directors

(Signed) PAUL GOBEIL
Director

(Signed) PIERRE BOURGIE
Director

Certificate of the Dealers

Dated: February 13, 2004

To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated in the prospectus by reference will, as of the date of the last supplement to this prospectus relating to the securities offered by this prospectus and the supplement(s), constitute full, true and plain disclosure of all material facts relating to the securities offered by this prospectus and the supplement(s) as required by the *Bank Act* and the regulations thereunder and the securities legislation of all provinces of Canada and will not contain any misrepresentation likely to affect the value or market price of the securities to be distributed.

NATIONAL BANK FINANCIAL INC.

By: (Signed) PAUL ST-MICHEL

BMO NESBITT BURNS INC.	CASGRAIN & COMPANY LIMITED	CIBC WORLD MARKETS INC.
By: (Signed) LUC BACHAND	By: (Signed) GASTON SIMONEAU	By: (Signed) CHARLES ST-GERMAIN
DESJARDINS SECURITIES INC.	HSBC SECURITIES (CANADA) INC.	LAURENTIAN BANK SECURITIES INC.
By: (Signed) PIERRE CHARBONNEAU	By: (Signed) LUC BUISSON	By: (Signed) MICHEL RICHARD
MERRILL LYNCH CANADA INC.	RBC DOMINION SECURITIES INC.	SCOTIA CAPITAL INC.
By: (Signed) ÉRIC MICHAUD	By: (Signed) BARRY NOWOSELSKI	By: (Signed) LAWRENCE R. SMALL

TD SECURITIES INC.

By: (Signed) PAUL NOREAU

AUDITORS' CONSENT

We have read the Preliminary Short Form Base Shelf Prospectus of National Bank of Canada (the "Bank") dated February 13, 2004 relating to the sale and issue of Medium Term Notes of the Bank in an aggregate principal amount of up to $2,000,000,000 (the "Prospectus"). We have complied with Canadian generally accepted standards for an auditors' involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned Prospectus of our report to the shareholders of the Bank on the consolidated balance sheets of the Bank as at October 31, 2003 and 2002 and the consolidated statements of income, changes in shareholder's equity and cash flows for each of the years in the two-year period ended October 31, 2003. Our report is dated November 28, 2003.

SAMSON BELAIR/DELOITTE & TOUCHE S.E.N.C.R.L.
Chartered Accountants
Montréal, Canada

February 13, 2004

PRICEWATERHOUSECOOPERS LLP
Chartered Accountants
Montréal, Canada

February 13, 2004

File No. 82-3764

04 MAR -5 AM 7:21

National Bank of Canada

12g3-2(b) Submission

English summary of the MRRS decision document dated February 13, 2004

DECISION DOCUMENT

This preliminary mutual reliance review system decision document evidences that preliminary receipts of the regulators in each of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, New-Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and Labrador have been issued for a preliminary short form prospectus of the above issues dated February 13, 2004.

Dated at Montreal, February 13, 2004

L'Agence nationale d'encadrement du secteur financier

[signed]

SEDAR Project No.: 613042

MONTREAL:172212.1 200402111210
1034079

AUTORITÉ
DES MARCHÉS
FINANCIERS
Direction du marché
des capitaux

**AFFAIRE INTÉRESSANT L'INSTRUCTION CANADIENNE 43-201
RÉGIME D'EXAMEN CONCERTÉ DU PROSPECTUS
ET DE LA NOTICE ANNUELLE**

ET

Banque Nationale du Canada

Nom de l'émetteur

DOCUMENT DE DÉCISION

Le présent document de décision du régime d'examen concerté confirme que le prospectus simplifié provisoire de l'émetteur susmentionné en date du 13 février 2004 a été visé par les autorités de la *Colombie-Britannique*, de l'*Alberta*, de la *Saskatchewan*, du *Manitoba*, de l'*Ontario*, du *Québec*, du *Nouveau-Brunswick*, de la *Nouvelle-Écosse*, de l'*Île-du-Prince-Édouard* et de *Terre-Neuve et Labrador*.

Fait à Montréal, le 13 février 2004.

L'Agence nationale d'encadrement du secteur financier

(s) Eve Poirier
Eve Poirier
La chef du Service du financement des sociétés

Numéro du projet SEDAR : 613042

National Bank of Canada

12g3-2(b) Submission

English summary of the MRRS decision document dated February 13, 2004

DECISION NO.: 2004-MC-0478

SEDAR PROJECT NO.: 613042

RECEIPT FOR PRELIMINARY SHORT FORM PROSPECTUS

(Mutual Reliance Review System)

Pursuant to Section 20 of the *Securities Act* (Québec), the receipt has been issued for your preliminary short form prospectus dated February 13, 2004.

L'Agence nationale d'encadrement du secteur financier

[signed]

February 13, 2004
Date of the receipt

AUTORITÉ
DES MARCHÉS
FINANCIERS
Direction du marché
des capitaux

DÉCISION N° : 2004-MC-0478

NUMÉRO DE PROJET SÉDAR: 613042

VISA DE PROSPECTUS SIMPLIFIÉ PROVISOIRE

(Régime d'examen concerté)

Banque Nationale du Canada

Nom de l'émetteur

En application de l'article 20 de la Loi sur les valeurs mobilières, le visa est octroyé à votre prospectus simplifié provisoire du 13 février 2004.

L'Agence nationale d'encadrement du secteur financier

Le 13 février 2004
Date du visa

(s) Eve Poirier
Eve Poirier
La chef du Service du financement des sociétés

/ale

800, Square Victoria, 22ième étage, Tour de la bourse, C.P. 246, Montréal (Québec) H4Z1G3
Tél. : (514) 940-2150 * Télécopieur : (514) 873-6155

File No. 82-3764

This pricing supplement together with the short form shelf prospectus dated July 14, 2003, to which it relates, as amended or supplemented, and each document incorporated by reference therein (the "Prospectus") constitutes a public offering of securities pursuant to the Prospectus only in the jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. No securities commission or similar authority has in any way passed upon the merits of securities offered hereunder and any representation to the contrary is an offence.

The Notes to be issued hereunder have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") and, subject to certain exemptions, may not be offered, sold or delivered, directly or indirectly, in the United States of America or for the account or benefit of U.S. persons.

Amended Pricing Supplement No. 4 dated 19 February, 2004 amending Pricing Supplement N°4 dated January 29, 2004.

(to the short form shelf prospectus dated July 14, 2003)

NATIONAL BANK OF CANADA

NBC Ex-Tra Total Return Linked Notes Due 2014

Capitalized terms not otherwise defined in this pricing supplement have the meanings attributed to them in the Prospectus.

SERIES:	Series 2004-02 Notes	
ISSUE SIZE:	MINIMUM 200,000 Notes (CDN$20,000,000) MAXIMUM 500,000 Notes (CDN$50,000,000)	CUSIP No.: 633067665
INITIAL INDEX VALUE:	CDN$99 per Note	
ISSUE AND DELIVERY DATE:	February 24, 2004	
NET PROCEEDS TO BANK:	MINIMUM CDN$19,800,000 MAXIMUM CDN$49,500,000 (if all the Notes are sold and excluding expenses of issue)	
NUMBER OF NOTES OF ALL SERIES OUTSTANDING:	286,326 (excluding those described in this Pricing Supplement)	
MATURITY DATE:	February 24, 2014	
MANAGEMENT FEE:	1.00% per annum	
SERVICE FEE:	1.00% per annum	

National Bank Financial Inc., the Agent, is an indirect wholly-owned subsidiary of National Bank of Canada (the "Bank"). As a result, the Bank is a related issuer of National Bank Financial Inc. In connection with this offering, no benefit other than the Agent's fee will be received by National Bank Financial Inc.

Recent Development Relating to the Program

Under the heading "The Program – Determination of the Net Asset Value of the Program and the Net Asset Value per Unit" of the Prospectus, the Bank has indicated that an independent auditor has been retained on behalf of Noteholders to audit, on a semi-annual basis, the financial statements of the Program, the NAV per Unit and the Index Value. On January 1, 2004, the Bank amended the scope of the audit with respect to the Program; only the NAV per Unit and the Index Value will continue to be subject to a semi-annual audit. The semi-annual audit of the financial statements of the Program has been discontinued.

Documents Incorporated by Reference

There are no documents, other then those specifically listed in the Prospectus or any amendment or supplement delivered herewith, filed with the Superintendent of Financial Institutions and the securities regulatory authorities in each province and territory of Canada which need to be incorporated by reference and form an integral part of the Prospectus other than:

a) the Annual Information Form of the Bank dated November 28, 2003;

b) the Audited Consolidated Financial Statements of the Bank for the year ended October 31, 2003, together with the Auditors' Report thereon, which include comparative audited consolidated financial statements for the year ended October 31, 2002 and management's discussion and analysis as contained in the Bank's Annual Report for the year ended October 31, 2003; and

c) the Management Proxy Circular dated January 22, 2004 in connection with the Bank's annual meeting of shareholders to be held on March 10, 2004, excluding those portions which, pursuant to National Instrument 44-101 of the securities regulatory authorities, are not required to be incorporated by reference.